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AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL ____, 2001

COMMISSION FILE NO. 0-32167









                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10 SB/A
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                GLOBALBOT, CORP.
             (Exact Name of Registrant As Specified In Its Charter)


           FLORIDA                      [7310]                       65-0869087

  (State of Incorporation)    (Primary Standard Industrial         (IRS Employer
                               Classification Code Number)          I.D. Number)

        1250 EAST HALLANDALE BLVD., SUITE #602, HALLANDALE, FLORIDA 33009
              (Address of Principal Executive Offices and Zip code)

                    ISSUER'S TELEPHONE NUMBER: (954) 458-9490

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: COMMON
                                                                  STOCK, $0.001
                                                                  PAR VALUE
                                                                  PER SHARE


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--------------------------------------------------------------------------------

                                 GLOBALBOT CORP.
                              CROSS REFERENCE SHEET

--------------------------------------------------------------------------------

INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN FORM 10 SB BY REFERENCE



Form 10-SB Item Numbers and Caption           Heading in Information Statement
-----------------------------------           ---------------------------------
1.  Business                                  "Summary", "Management's Discussion And
                                              Analysis Of Financial Condition And Results Of
                                              Operations," And "Business."

2.  Financial Information                     "Summary", Selected Financial Data",
                                              "Management's Discussion And Analysis Of Financial
                                              Condition And Results Of Operations", And " Financial
                                              Statements"

3.  Properties                                "Business-Property"

4.  Security Ownership Of Certain             "Principal Shareholders"
     Beneficial Owners And
     Management

5.  Directors And Executive                   "Management"
     Officers

6.  Executive Compensation                    "Management"

7.  Certain Relationships and                 "Summary", "The Spin-off"- "Certain
     Related Transactions                     Transactions"

8.  Legal Proceedings                         Legal Proceedings

9.  Market Price of and Dividends             "The Spin-Off", "Principal
    on the Registrant's Common stock          Shareholders" "Description of Securities" and "Dividend
                                              Policies", of the Information Statement.

10.  Recent Sales Of Unregistered Securities  "Recent Sales Of Unregistered Securities"

11.  Description of Registrant's              "Risk Factors" and "Description Of Securities"
      Securities to be Registered

12.  Indemnification of Officers and          "Management-Limited Liability of
      Directors                               Directors" "Indemnification Of Directors
                                              And Officers"

13.  Financial Statements and                 "Summary", Selected Financial Data".
      Supplementary Data                      "Management's Discussion And Analysis Of
                                              Financial Condition And Results Of
                                              Operations", And " Financial
                                              Statements"




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                                EXPLANATORY NOTE


         This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Spin-off (as defined in the Information Statement which is a part of this Registration Statement and which is specifically incorporated herein by reference) and the related transactions contemplated to occur prior to or contemporaneously with the Spin-off will be consummated as contemplated by the Information Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.


ITEM 1. BUSINESS.

         The registrant, GlobalBot, Corp., a Florida corporation, is a subsidiary of Quest Net Corp., a Florida corporation.

         The information required by this item is contained in the sections entitled "Summary", "Risk Factors", and "Business" of the Information Statement.

ITEM 2. FINANCIAL INFORMATION.


         The information required by this item is contained in the sections entitled "Summary", "Capitalization", "Selected Historical Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements" of the Information Statement.


ITEM 3. PROPERTIES.

         The information required by this item is contained in the section entitled "Business" of the Information Statement.

ITEM 4. PRINCIPAL SHAREHOLDERS AND MANAGEMENT.

         The information required by this item is contained in the sections entitled "Principal Shareholders" of the Information Statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

         The information required by this item is contained in the sections entitled "Management--Directors, Executive Officers and Key Employees" of the Information Statement.




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ITEM 6. EXECUTIVE COMPENSATION.

         The information required by this item is contained in the section entitled "Management--Executive Compensation" of the Information Statement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The information required by this item is contained in the sections entitled "The Spin-Off" "Certain Relationships and Related Transactions" of the Information Statement.

ITEM 8. LEGAL PROCEEDINGS.

NONE

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


         At present, there is no public trading market for GlobalBot's common stock. GlobalBot has not declared any dividend and does not intend to do so.

         GlobalBot has no outstanding options or warrants, however on November 21, 2000, GlobalBot converted and aggregate of $108,957.92 in promissory notes held by InfoDotCoza, Ltd. into a Convertible Debenture. The Debenture matures on July 31, 2001 and bears interest at the rate of 12% per annum. The Holder has the right, at its option, at any time prior to maturity, to convert the principal amount and any accrued interest into shares of common stock of GlobalBot (at the rate of one share of common stock for $.01). Upon conversion, InfoDotCoza, Ltd. would be entitled to receive approximately 10,895,792 shares (59%) of GlobalBot common stock.

         In May 2000, Quest Net Corp. sold 20% (200,000 shares) of the 1,000,000 shares it owned in GlobalBot for the sum of $100,000 ($.50) per share to InfoDotCoza, Ltd. pursuant to a private sale. After the sale, GlobalBot effectuated a split of 7.3318162 shares to one in order to affect a one for four stock distribution to Quest Net Corp. shareholders in connection with the spin-off. Pursuant to the stock split, GlobalBot shareholders received 7.3318162 shares of common stock for each share of GlobalBot's common stock outstanding. At present, Quest Net Corp. and InfoDotCoza hold 5,865,453 (80%) and 1,466,363 (20%) shares, respectively.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.


         On September 17,1998, Quest Net Corp. formed GlobalBot Corp. and issued 1,000,000 shares of GlobalBot common stock to Quest Net Corp. in connection with the formation. The securities issued were offered in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, relating to sales by an issuer not involving any public offering. The transactions were effected without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting transfer only upon registration of the shares or an exemption under the Securities Act of 1933.






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         On November 21, 2000, GlobalBot converted and aggregate of
$108,957.92 in promissory notes held by InfoDotCoza, Ltd. (Holder) into a Convertible Debenture. The Debenture matures on January 31, 2001 and bears interest at the rate of 12% per annum. The Holder has the right, at its option, at any time prior to maturity, to convert the principal amount and any accrued interest into shares of common stock of GlobalBot (at the rate of one share of common stock for $.01). Upon conversion they would be entitled to receive 10,895,792 shares of our common stock. The securities issued were offered in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, relating to sales by an issuer not involving any public offering.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The information required by this item is contained in the sections entitled "Description of Securities" of the Information Statement.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The information required by this item is contained in the sections entitled "Limited Liability of Directors" and Indemnification of Directors" of the Information Statement.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

         The information required by this item is identified in the Index to Financial Statements of the Information Statement.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.


         On January 2, 2001, GlobalBot was advised by Alberni & Alberni, P.A., its Independent Certified Public Accountants, that Alberni & Alberni, P.A., was phasing out their public company clients and except for completing their engagement in connection with GlobalBot's Registration Statement on Form 10-SB, they would not accept any additional engagements from GlobalBot.

         During the GlobalBot's two most recent fiscal years, and the interim period preceding the date of termination, there were no disagreements with Alberni and Alberni, P.A. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreement(s), if not resolved to the satisfaction of Alberni and Alberni, P.A., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.




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         During GlobalBot's two most recent fiscal years and the interim period preceding Alberni and Alberni, P.A. termination, Alberni and Alberni, P.A. DID
NOT:

                  o Advise GlobalBot that the internal controls necessary for the registrant to develop reliable financial statements did not exist;

                  o Advise GlobalBot that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

                  o Advise GlobalBot of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention, that if further investigated may:

                           -        Materially impact the fairness or
                                    reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or

                           -        Cause it to be unwilling to rely on
                                    management's representations or be
                                    associated with the registrant's financial statements, and

                           - Require Alberni and Alberni, P.A. to expand the scope of its audit or conduct such further investigation.

         During GlobalBot's two most recent fiscal years, and the interim period preceding Alberni and Alberni, P.A.'s termination, Alberni and Alberni, P.A. DID NOT advised GlobalBot that information has come its attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to Alberni and Alberni, P.A.'s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements).

         During GlobalBot's two most recent fiscal years, Alberni and Alberni, P.A.'s report on the financial statements did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle.

         In February 2001, GlobalBot engaged the accounting firm of Cordovano & Harvey P.C. as its Independent Certified Public Accountants. Cordovano & Harvey P.C. were formerly engaged by Quest Net Corp., the parent company of GlobalBot, as Quest's Independent Certified Public Accountants and as such, prepared the financial statements of Wings On Line, GlobalBot's wholly owned subsidiary. In March 2001, Wings on Line was merged into GlobalBot, with GlobalBot as the surviving corporation.





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ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) FINANCIAL STATEMENT

         See Index to Financial Statements on Page F-1 of the Information Statement.


(b) EXHIBITS


Exhibit                Description
-------                -----------


2.1                    Information Statement
3.1                    Articles of Incorporation **
3.2                    Bylaws**
4.                     Convertible Debenture**
5.                     Opinion of Rebecca J. Del Medico, P.A.
10.                    Lease**
10.1                   Form of Indemnification Agreement by and
                       between GlobalBot, Corp and each of its directors and
                       executive officers.**
10.2                   Stock Purchase Agreement**
16                     Letter re change in certifying accountant.
24.                    Consent of Alberni & Alberni, P.A.
24.2                   Consent of Rebecca J. Del Medico, P.A.*

*  Contained in Exhibit 5, Opinion of Rebecca J. Del Medico, P.A.
** Filed on December 21, 1000, as an Exhibit to the Registration Statement on
   Form 10-SB





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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GLOBALBOT, CORP



                                    By: /s/ SERGE R. DAZILE
                                        ----------------------------------------
                                        President and Chief Financial Officer


DATE:  April 4, 2001






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